THIS  AMENDMENT  AGREEMENT  MADE  THE  30TH  DAY  OF  NOVEMBER,  1999
BETWEEN:
GLEN DICKSON and PAUL DICKSON, 1409 - 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(the  "Vendors")
AND:
CARTA  RESOURCES  LTD.,  1075  Duchess  Avenue,  West  Vancouver,  B.C.  V7T 1G8
("Carta")
     WHEREAS the Vendors and Carta entered into a letter agreement dated May 28, 1999, as amended the 29th day of July, 1999 (the "Agreement") for the acquisition by Carta of a 100% interest in Quotes Canada Financial Network Ltd.;
     AND WHEREAS the Agreement provides for a purchase price of $240,000. payable by the issuance of 1,000,000 shares of Carta at $0.19 per share and a cash payment of $50,000.;
     AND  WHEREAS  the  parties  wish  to  amend  the  Agreement;
     WITNESSES THAT in consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereto covenant and agree with each other to amend the Amendment Agreement as follows:
1. All terms defined in the Agreement will have the same meaning as in this amendment agreement.
2.     Paragraph  3(a)  of  the  Agreement  be amended so as to read as follows:
"3.(a) the purchase price for the Shares shall be $190,000 to be paid by the issuance of 1,000,000 shares of Carta at a deemed price of $0.19 per share."
3.     Paragraph  3(g)  be  added  to  the  Agreement  as  follows:
"(g) $50,000 is to be paid on acceptance of this offer by Carta to reimburse the shareholders' loans owing to the Vendors by QC."
4.     Paragraph  5  of  the  Agreement  be  amended  to  read  as  follows:
"5. Except for the payment of $50,000 referred to in sub-paragraph 3(g), which payment is unconditional, this agreement is subject to it being accepted for filing by the VSE and subject to Carta's review and acceptance, acting

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reasonably,  of  QC's  audited  financial  statements.  Carta  shall  advise the
Vendors as to the acceptability of the said financial statements within two business days of Carta's receipt of them. Carta shall use its good faith best efforts to obtain VSE acceptance of this agreement as quickly as possible; provided that if the Effective Date has not occurred on or before July 31, 1999, this agreement shall terminate at the election of the Vendors at any time thereafter, and the Vendors shall be entitled to retain, as liquidated damages, the sum of $50,000 paid pursuant to subparagraph 3(g) hereof.
5.     Paragraph  6  of  the  Agreement  be  amended  to  read  as  follows:
"6.     The  shares  to be issued to the Vendors under sub-paragraph 3(a) hereof shall be free-trading and non-assessable shares in the capital of Carta, subject to no pooling or escrow restrictions or hold periods other than those required by law or the policies of any securities regulatory body having jurisdiction."
6. Except as amended hereby, the Agreement shall remain in full force and effect.
     IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals effective as of the date first above written.



GLEN  DICKSON          PAUL  DICKSON

CARTA  RESOURCES  LTD.

Per:
     Authorized  Signatory